FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
     AUTHORIZED-CAPITAL PUBLICLY-HELD CORPORATION
Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56
Company Number at the Commercial Registry (NIRE) 35.300.089.901

MINUTES OF THE MEETING HELD BY THE BOARD OF DIRECTORS ON MARCH 22, 2010

1. DATE, TIME AND PLACE: On the twenty-second day of March, at 11 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, 3.142, in the city Capital of São Paulo State.

2. MEETING BOARD: President: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3. CALL AND ATTENDANCE: The call notice was waived pursuant to § 2, article 15 of the Company’s Bylaws, by virtue of the attendance of all of the Board of Directors’ sitting members.

4. AGENDA: Rectify the numbers of preferred shares class A and preferred shares class B mentioned on the consolidation of the Company’s capital stock, in accordance to the Minutes of the Meeting of the Board of Directors held on March 15, 2010.

5. RESOLUTIONS: After the meeting was convened, the Board members examined the Agenda and unanimously resolved to rectify the numbers of preferred shares class A and preferred shares class B mentioned on the consolidation of the Company’s capital stock, in accordance to the Minutes of the Meeting of the Board of Directors held on March 15, 2010 (Annex) and whose text will be in force as follows:

“[…] the Company’s capital stock shall be altered from five billion three hundred seventy-four million, seven hundred fifty thousand six hundred forty-eight Reals and eighteen cents (R$ 5,374,750,648.18) to five billion three hundred seventy-eight million sixty-one thousand nine hundred sixty-two Reals and fifteen cents (R$ 5,378,061,962.15) fully subscribed and paid in, divided into two hundred fifty-five million sixty-six thousand seven hundred twenty-one (255,066,721) shares without par value, in that ninety-nine million six hundred seventy-nine thousand eight hundred fifty-one (99,679,851) common shares, one hundred forty-eight million six hundred eighty-eight thousand, nine hundred thirty-one (148,688,931) preferred shares class A and six million, six hundred ninety-seven thousand, nine hundred and thirty-nine (6,697,939) preferred shares class B.”

APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to come before the board, the works were adjourned for these minutes to be drafted. The works being duly reopened, these were read, approved and signed by all present. São Paulo, March 22, 2010. Abilio dos Santos Diniz, Chairman; Renata Catelan P. Rodrigues, Secretary. Directors Present: Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier , Jean-Charles Henri Naouri , Candido Botelho Bracher, Fabio Schvartsman, Pedro Henrique Chermont de Miranda and Guilherme Affonso Ferreira. Guests: Arnaud Strasser and Samuel Elia. A summary of the minutes was drafted on the relevant book, under Paragraph 3, of Section 130 of Law no. 6,404/76, as amended.

This is a true copy of its original

Renata Catelan P. Rodrigues
Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 24, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.